UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Edgewater Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

280358102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 280358102	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON David Clancey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 863,881(1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 863,881(1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 863,881(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of 257,380 shares and options to purchase 606,501 shares vested as of February 16, 2016 and within 60 days thereof.

CUSIP No. 280358102	13G	Page 3 of 6 Pages

Item 1 (a)	Name of Issuer:

Edgewater Technology, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

200 Harvard Mill Square

Suite 210

Wakefield, MA 01880-3209

Item 2 (a)	Name of Person Filing:

David Clancey

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

200 Harvard Mill Square

Suite 210

Wakefield, MA 01880-3209

Item 2 (c)	Citizenship:

David Clancey is a U.S. citizen.

Item 2 (d)	Title of Class of Securities:

Common Stock

Item 2 (e)	CUSIP Number:

280358102

Item 3	If this statement is filed pursuant to Section 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is an:

Not Applicable

CUSIP No. 280358102	13G	Page 4 of 6 Pages

Item 4	Ownership:

(a)	Amount owned “beneficially” within the meaning of rule 13d-3:

863,881shares(1)

(b)	Percent of class:

6.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

863,881 (1)

(ii)	shared power to vote or to direct the vote:

None

(iii)	sole power to dispose or to direct the disposition of:

863,881 (1)

(iv)	shared power to dispose or to direct disposition of:

None

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

(1)	Consists of 257,380 shares and options to purchase 606,501 shares vested as of February 16, 2016 and within 60 days thereof.

CUSIP No. 280358102	13G	Page 5 of 6 Pages

Item 10	Certification:

Not Applicable.

CUSIP No. 280358102	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

By:	/s/ David Clancey
David Clancey